FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004 (October 14, 2004)

Commission File Number:    0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No X ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

ANSELL LIMITED

ANNUAL GENERAL MEETING – 2004

CHAIRMAN’S ADDRESS

Ladies and Gentlemen,

You will have read in our Annual review and in various press reports that the 2004 financial year was a successful one for your Company. Profit after tax attributable to shareholders of A$71 million was 42% above the previous year. When the result is expressed in US dollars, which is our predominant currency, the attributable profit of US$50 million is 72% higher than the earlier year.

Although the year was not without its challenges, including higher raw material and energy costs and pricing pressures associated with currency movements, I am pleased to report that the Company has again met the commitments that we made to shareholders at our Extraordinary General Meeting in April 2002. This represents the third year of double-digit growth at the Earnings Before Interest, Tax and Amortisation level for the core Healthcare business, expressed in US$.

The overall result of the Company is really gratifying, with sales gains in all businesses and regions, and cost savings achieved across the organisation. You will hear more about the performance of the various business segments shortly.

We announced in November of last year that Harry Boon would be retiring as CEO and a Director of the Company with effect from 30 June 2004. I want to place on record the Company’s, and I’m sure shareholders’, appreciation for the tremendous contribution that Harry has made over his long career with Ansell which spans some 28 years, and in particular for his stewardship of Operation Full Potential since its launch in 2002.

During his time with Ansell Harry held a variety of senior positions with responsibilities for marketing, regional management and general management in Australia, Europe and North America, prior to be appointed as Managing Director and Chief Executive Officer in April 2002.

Harry has moved back from the US to resume his life here in Australia and we wish Harry and his family all the very best for the future.

The Board conducted a global search for Harry’s replacement, culminating in the appointment of Doug Tough in May 2004. After a short and very smooth transition period Doug formally assumed the roles of CEO and Managing Director with effect from 1 July of this year. We welcome Doug, whom most of you will not have met before, to his first Annual General Meeting.

Doug, who is based at our operating headquarters in Red Bank, New Jersey in the US, is a Canadian by birth but has dual Canadian/US citizenship. Doug previously spent 17 years with Cadbury Schweppes plc in a number of international and domestic leadership roles, most recently before joining Ansell as President and Chief Executive Officer of its largest division world-wide Dr Pepper/7UP, North America. Doug has also had some 12 years experience with Proctor and Gamble in various sales and marketing assignments.

Doug’s challenge, and that of his very enthusiastic management team, is to build on the solid foundation that had been laid by Harry Boon, particularly over the last 2 years.

At times of change at the head of the company, and particularly in the current climate, a great deal of attention is paid to executive remuneration. In the case of Harry’s retirement and Doug’s appointment, the Company wished to ensure that shareholders were adequately informed of the respective remuneration arrangements. Accordingly, the respective retirement and appointment announcements were accompanied by details of the applicable remuneration arrangements and these were widely reported in the press at the time.

The expanded Directors and Senior Executives’ remuneration note in the Annual Review and Financial Report reflects the payments made or to be made to Mr Boon as a consequence of his retirement, including his contractual termination payment equivalent to 2 years’ remuneration amounting to US$1,547,000, which includes a “non-compete” component.

He was also eligible, of course, for his statutory entitlements for long-service leave and untaken annual leave. These entitlements amounted to some US$485,000.

The retirement payments to Mr Boon appear alongside his name in the column headed “Other” in the remuneration table on page 29 of the Annual Review

Mr Boon also had an entitlement to payments from an Australian superannuation fund and US pension plan into which he and the Company had contributed during the 28 years of his employment.

Mr Boon’s contractual arrangements regarding his termination, which were also referred to in the Report of the Directors in our Annual Review for the previous year, stem from his employment under the previous company structure and were consistent with market practice at that time.

In appointing Mr Boon’s successor, the Board was cognizant of current global remuneration practices and agreed with Mr Tough a termination arrangement whereby he would receive a payment equivalent to 18 months base salary if he is terminated by the company within the first three years of his employment, and one year’s base salary if he is terminated by the company after the first three years.

Shareholders will be aware that the Company has for some time now, had a balanced capital management strategy that has, as a fundamental premise, the maintenance of a strong investment-grade balance sheet. This strategy saw the re-introduction of dividends in October 2003 and a carefully managed on-market buy-back of shares that saw the Company acquiring some 11.2 million shares at a cost of A$72 million in the 12 months to April 2004.

A further 200,000 shares were bought back subsequent to that date, however further purchases were discontinued while the Board considered the next phase of the capital management program.

The Board’s deliberations resulted in a decision to spend up to a further A$155 million to buy back a further proportion of the Company’s issued capital, this time in an off-market equal access arrangement that provides an opportunity for all shareholders to participate should they wish to do so. You will be asked to vote on this proposal as agenda item 4 of the formal business and I will provide some further information when I introduce that item.

With the Company’s ongoing strong cash flows and conservative balance sheet, and after allowing for the cash outlay associated with the off-market buy-back, your Company will continue to be in a position to take advantage of expansion and investment opportunities as and when they arise. It is one of the key tasks of the new leadership team to develop the longer-term plan and identify those opportunities.

Management is, and will continue to be, concentrating on sales growth from both existing businesses and new opportunities. We expect that growth will come from our existing customer and geographic bases as well as from opportunities in regions that we have not concentrated on in the past.

We continue to look to new products to provide competitive leverage and have set about putting into place a structure and processes that will enable us to reduce the lead time between product development and launch onto the market.

Shareholders will recall from previous meetings and reports that the Company’s 3- year strategic program, Operation Full Potential, was the key driver in growing the Company’s EBITA from about US$77 million in the 2002 financial year to US$115 million in the 2005 financial year – a growth of 50% plus in 3 years.

The Operation Full Potential activities, capabilities, and program structure have now been integrated into the respective business segments where the lessons learned and experience gained from the program are a fundamental part of the way in which we operate and conduct our business. The benefits of the program will now be reflected directly in the results of the business units.

Management has continued to address various corporate and restructuring issues that were carried over from the former company structure and I’m pleased to say that the items now remaining continue to be carefully managed and are not considered material in the context of the Company.

We continue to participate in the South Pacific Tyres partnership with the Goodyear Tire and Rubber Company and expect to continue our involvement through to the end of the option period that runs from August 2005 to August 2006. The contractual arrangement between Ansell and Goodyear gives Ansell the opportunity to require Goodyear to purchase our interest in the South Pacific Tyres business, at a price determined in accordance with a pre-determined formula.

If we do not exercise our option during this period, Goodyear has the right during the following 6 months to purchase Ansell’s interest in the partnership.

We closely monitor the carrying value of our investment in the South Pacific Tyres partnership and have previously announced that if any new facts or expectations emerge indicating a change in the value of that investment, appropriate action will be taken. We are seeing continuing improvement in the operations and results of South Pacific Tyres. Our investment in the South Pacific Tyres partnership stands at $138 million, with loans and interest of a further $63 million.

Shareholders will have noticed that our Annual Review has been expanded to include additional information, particularly with regard to Directors’ and Senior Executives’ remuneration and Corporate Governance matters.

Further changes reflecting the requirements of the legislated Corporate Law Economic Reform Program, CLERP 9 using today’s jargon, which generally takes effect from 1 July 2004 and will of course be incorporated into future Annual Reviews.

We have reflected some elements of those requirements in the 2004 Annual Review where it has been possible and practical to do so and we trust that this has been of benefit to shareholders.

The Company has commenced the 2005 financial year with one primary goal in mind, that is, the achievement of US$115 million EBITA for the core healthcare business. This was the goal we committed to back in April 2002, and your Board and management team, have not wavered in their determination to ensure that we meet this commitment.

We have now completed the first quarter’s trading and I can report that the Company’s progress for the first quarter has us on track to deliver our commitment for 2005. I can assure shareholders that the whole organisation is intently focused on achieving that goal.

As you would have read in the Annual Review, a component of the senior executive team’s remuneration is tied directly to the achievement of that commitment. That particular variable remuneration component is not payable unless the US$115 million EBITA is delivered.

When we launched our turn-around program in 2002 we thought it appropriate to give to shareholders commitments covering an extended period, incorporating the expected outcomes and benefits of Operation Full Potential, the final phase of which concludes in the current financial year.

The Board and management are actively thinking and working towards the further development of the Company post Operation Full Potential, but we feel that it is no longer appropriate to provide long-term projections or forecasts. The Company will, however, continue to adhere to the Stock Exchange disclosure rules which require that the market be kept fully informed as to information that is likely to have a material effect on the price or value of the Company’s shares.

I will now invite Doug Tough to talk further about the operations and results for 2004 financial year and to share with you some insights and his thoughts for the future......

Ansell Limited
2004 Annual General Meeting

Doug Tough - Chief Executive Officer

Ansell

14 October, 2004

Chief Executive Officer

14 October, 2004

Ansell Limited

2004 Annual General Meeting

Doug Tough -

Ansell Today

Achieving a Track Record of Delivery

Global Operations & Aspirations

Growth Opportunities across all Businesses

Solid Management Team Committed to Growth

Strong Cash Generator

Eager to Win

Ansell

F'04 Financial Results

		F'04 US$M	% Change
Sales		791.9	+4.4
EBITA			
• HealthCare		104.1	+11.2
• Ansell Ltd.		93.7	+21.8
Attributable Profit		50.4	+72.0
Earnings Per Share	US¢	27.9	+77.7
	A¢	39.1	+46.4
Dividends Declared	A¢	13.0	+18.2

% Change +4.4 +11.2 +21.8 +72.0 +77.7 +46.4 +18.2 F’04 US$M 791.9 104.1 93.7 50.4 27.9 39.1 13.0

F’04 Financial Results

Sales

EBITA

HealthCare

Ansell Ltd.

Attributable Profit

Earnings Per Share

Dividends Declared

Segment Commentary

Occupational:

- Outperformed Market Expectation
- Strong HyFlex® Growth (vol +19%)

Professional:

- Sales Flat
- EBITA Lower: Margin Pressures

Consumer:

- Solid Sales Improvement
- Retail Market Competitive Pressures

SALES = $792 (+4%)
EBITA = $104 (+11%)
+6%
OCC
388
+2%
PROF
272
+5%
CON
132
+43%
OCC
53
-9%
PROF
29
-10%
CON
22

F'04 by Business

% = Change Year on Year

Segment Commentary

Growth (vol +19%) Margin Pressures

Solid Sales Improvement

Retail Market Competitive Pressures

Outperformed Market Expectation

Strong HyFlex Sales Flat EBITA Lower:

Occupational:

Professional:

Consumer:

+43% -9% -10% EBITA = $104 (+11%) OCC 53 PROF 29 CON 22

SALES = $792 (+4%) OCC 388 PROF 272 CON 132 F’04 by Business        % = Change Year on Year

+6% +2% +5%

Ansell

Ansell's Key Objectives

Methodology:

F'04 Base
Organic Growth
Geographic Focus
Technology
Bolt on Acquisitions
Future Strategy

Ansell’s Key Objectives

No. 1 to Achieve F’05 Forecast

Leverage Financial Strength

To Develop a Growth Strategy for F’06 and Beyond

F’04 Base

Methodology:

2005

2005 EBITA Delivery Strategic Assessment re Longer Term Options Building Bench Strength

Completing OFP Integration

Team Focussed On -

—- Establishing Cultural “Way We Do Things Around Here”

Ansell

Meeting Market Commitments

US$	Forecast	Actual		Growth
F'02	>77	85	✓	+10%
F'03	>92	94	✓	+11%
F'04	>103	104	✓	+11%
F'05	115

Meeting Market Commitments F’05:

In 2002, we made a multi year Commitment to grow Segment EBITA 50% from F’01 –i

Growth +10% +11% +11%

9 9 9

Actual 85 94 104 Forecast >77 >92 >103 115

US$            F’02 F’03 F’04 F’05

ANSELL LIMITED

Ansell
CONTEMPO
STUDDED CONDOMS

Ansell

ANSELL LIMITED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GROUP TREASURER

Date: October 14, 2004